Unit 2901, 29F, Tower C Beijing Yintai Centre No. 2 Jianguomenwai Avenue Chaoyang District, Beijing 100022 People’s Republic of China Phone: 86-10-6529-8300 Fax: 86-10-6529-8399 Website: www.wsgr.com	中国北京市朝阳区建国门外大街 2号 银泰中心写字楼C座29层2901室 邮政编码: 100022 电话: 86-10-6529-8300 传真: 86-10-6529-8399 网站: www.wsgr.com

August 23, 2023

Attention:

Mr. Ben Phippen

Mr. John Spitz

Ms. Madeleine Mateo

Ms. Tonya Aldave

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Cheche Group Inc. (CIK No. 0001965473)

Response to the Staff’s Comments on

Amendment No. 1 to Registration Statement on Form F-4 (File No. 333-273400)

Filed on August 8, 2023

Dear Mr. Phippen, Mr. Spitz, Ms. Mateo and Ms. Aldave,

On behalf of our client, Cheche Group Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 21, 2023 on the Amendment No.1 to the Company’s Registration Statement on Form F-4 filed to the Commission on August 8, 2023 (the “Amendment No.1”). Concurrently with the submission of this letter, the Company is submitting amendment No.2 to the Registration Statement (the “Amendment No.2”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No.2 where the disclosure addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No.2.

Amendment No. 1 to Registration Statement on Form F-4

General

1.

We note the changes you made to your disclosure appearing in the Summary and Risk Factor sections, relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was confidentially submitted on June 27, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your confidential submission as of June 27, 2023.

Wilson Sonsini Goodrich & Rosati, Professional Corporation

威尔逊 • 桑西尼 • 古奇 • 罗沙迪律师事务所

AUSTIN        BEIJING        BOSTON         BOULDER        BRUSSELS        HONG KONG        LONDON        LOS ANGELES        NEW YORK        PALO ALTO

SALT LAKE CITY        SAN DIEGO        SAN FRANCISCO        SEATTLE        SHANGHAI        WASHINGTON, DC        WILMINGTON, DE

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 46, 47, 53, 54, 86, 95, 96, 99, 101 to 104, 111 and 112 of the Amendment No. 2.

PRC Regulatory Permissions for the Business Combination

CSRC Filing, page 49

2.

We note your disclosure that there is still uncertainty as to whether you will be able to complete the Trial Measures filings process with the CSRC, and if you are unable to do so, “Prime Impact, HoldCo and CCT will not consummate the Business Combination without first completing the CSRC filing.” Please clarify, if true, that you will not complete the business combination without first receiving CSRC approval under the Trial Measures. Include this disclosure in the summary section where regulatory approvals are discussed starting on page 49 and revise the risk factor disclosure on page 104 under the Trial Measures discussion. In addition, tell us how you plan to notify investors about receiving the CSRC approval.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on the cover page and pages 51, 106 and 130 of the Amendment No.2. The Company respectfully advises the Staff that it plans to notify investors about receiving the CSRC approval through press release, current report on Form 8-K issued by Prime Impact, current report on Form 6-K issued by the Company, and prospectus supplement to the Registration Statement.

Exhibits

3.

Please refer to Exhibit 5.1 and have counsel remove assumptions in paragraphs 4 and 12 on pages 5 and 6 of the legality opinion, respectively, or advise. For guidance, please refer to Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comments and has filed the revised exhibit 5.1 to the Amendment No. 2.

If you have any questions regarding the Amendment No.2, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com, or Mr. Dan Espinoza by telephone at 650-752-3152 or via e-mail at DEspinoza@goodwinlaw.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Lei Zhang, Chairman and Chief Executive Officer, Cheche Group Inc.

Mark Long, Co-Chief Executive Officer of Prime Impact Acquisition I

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Carl Scheuten, Partner, WithumSmith+Brown, PC